

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2026

George Oliva
Interim Chief Executive Officer
RYVYL Inc.
3131 Camino Del Rio North, Suite 1400
San Diego, CA 92108

> **Re: RYVYL Inc.**
> **Registration Statement on Form S-4**
> **Filed January 15, 2026**
> **File No. 333-292749**

Dear George Oliva:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew D. Hudders